Number 82-4458 (12g3-2(b))

IRKUTSK JOINT STOCK COMPANY OF
ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

str. Shukhe-Bator 3, Irkutsk, Russia, 664000
Phone: 217-300, fax: (395-2) 217-899

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549
U.S.A.

21.11.2002 № 49/12783

На № ____________ от ____________

[redacted]

02060971

02 DEC -9 AM 8:1

Re: Exemption No.: 82-4458 (12g3-2(b))

SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial reports and financial results for the 9 months of 2002.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050 which was declared effective by the SEC on May 5, 1996.

Sincerely,

General director Vladimir V. Kolmogorov

dlw 1/13

Pavlov
217-586

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL REPORT
for the 9 months of 2002 (in thousands of Rubles)

Balance Sheet, for the 9 months of 2002 year
(in thousands of Rubles)

ASSETS	January, 1 2002	September, 30 2002
Intangible Assets	195	145
Property, Plants & Equipment	27830467	26764851
Capital investments in progress	1475213	2156685
Long-Term Investments	506626	146637
Inventories	924962	1557994
Value-added tax	182517	308018
Accounts Receivable	5791047	4895834
Short-Term Investments	127985	283296
Cash	28809	255293
TOTAL ASSETS	36867821	36368753
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	25457871	24938479
Reserve funds	1191702	1191702
Target Financial Flows	23811	25088
Retained Earnings	2235563	1846720
Long-Term Debt	45243	192691
Short-Term Debt	616801	1110526
Accounts Payable	2502208	2266717
Consumption funds		
Future terms incomes	27808	30012
Reserve of forthcoming expenditures and payments	6	10
TOTAL LIABILITIES	36867821	36368753

General director of
JSC «Irkutskenergo» ____________ **Vladimir V. Kolmogorov**

Chief accountant of
JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL RESULTS
for the 9 months of 2002
(in thousands of Rubles)

INDEX	The 9 months of 2002 in thousands of Rubles
1. Income before taxes	-318652
2. Profit utilization:	
Profit tax	0

General director of JSC «Irkutskenergo» ______________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ______________ **Gennadiy M. Tolstykh**